UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

SCHEDULE 13G

(Amendment No. _  _)*

UNDER THE SECURITIES EXCHANGE ACT OF 1934

NEAH POWER SYSTEMS, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

63948P107

(CUSIP Number)

December 31, 2006

(Date of Event That Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐

Rule 13d-1(b)

☒

Rule 13d-1(c)

☐

Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  63948P107

 Page 2 of 13 Pages

  (1) Names of Reporting Persons.  SS or I.R.S. Identification Nos. of Above Persons

              Alta Partners II, Inc.

  (2) Check The Appropriate Box If A Member Of A Group

(a)

(b)

X

  (3)

SEC Use Only

  (4)

Citizenship or Place of Organization

              California

Please see Attachment A & Footnote A

Number Of Shares

(5)

Sole Voting Power

-0-

Beneficially Owned

By Each Reporting

(6)

Shared Voting Power

7,014,566

Person With

(7)

Sole Dispositive Power

-0-

(8)

Shared Dispositive Power  7,014,566

  (9)

Aggregate Amount Beneficially Owned By Each Reporting Person

              7,014,566              Please see Attachment A & Footnote 1

  (10)

Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

  (11)

Percent Of Class Represented By Amount In Row (11)

              6.37%                   Please see Attachment A & Footnote 1

  (12)

Type Of Reporting Person

                 IA

*SEE INSTRUCTION BEFORE FILLING OUT!

Footnote 1:   The  7,014,566 shares includes the 6,368,998 shares of Common Stock and warrants to purchase 416,438 shares of Common Stock beneficially owned by Alta California Partners III, L.P., 215,068 shares of Common Stock and warrants to purchase 14,062 shares of Common stock beneficially owned by Alta Embarcadero Partners III, LLC.

CUSIP No. 63948P107

 Page 3 of 13 Pages

  (1) Names of Reporting Persons.  SS or I.R.S. Identification Nos. of Above Persons

              Alta California Partners III, L. P.

  (2) Check The Appropriate Box If A Member Of A Group

(a)

(b)

X

  (3)

SEC Use Only

  (4)

Citizenship or Place of Organization

             Delaware

Please see Attachment A & Footnote 1

Number Of Shares

(5)

Sole Voting Power

-0-

Beneficially Owned

By Each Reporting

(6)

Shared Voting Power

7,014,566

Person With

(7)

Sole Dispositive Power

-0-

(8)

Shared Dispositive Power  7,014,566

  (9)

Aggregate Amount Beneficially Owned By Each Reporting Person

              7,014,566              Please see Attachment A & Footnote 1

  (10)

Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

  (11)

Percent Of Class Represented By Amount In Row (11)

              6.37%                    Please see Attachment A & Footnote 1

  (12)

Type Of Reporting Person

                 IA

*SEE INSTRUCTION BEFORE FILLING OUT!

Footnote 1:   The  7,014,566 shares includes the 6,368,998 shares of Common Stock and warrants to purchase 416,438 shares of Common Stock beneficially owned by Alta California Partners III, L.P., 215,068 shares of Common Stock and warrants to purchase 14,062 shares of Common stock beneficially owned by Alta Embarcadero Partners III, LLC.

CUSIP No. 63948P107

 Page 4 of 13 Pages

  (1) Names of Reporting Persons.  SS or I.R.S. Identification Nos. of Above Persons

              Alta California Management Partners III, LLC

  (2) Check The Appropriate Box If A Member Of A Group

(a)

(b)

X

  (3)

SEC Use Only

  (4)

Citizenship or Place of Organization

             Delaware

Please see Attachment A & Footnote 1

Number Of Shares

(5)

Sole Voting Power

-0-

Beneficially Owned

By Each Reporting

(6)

Shared Voting Power

7,014,566

Person With

(7)

Sole Dispositive Power

-0-

(8)

Shared Dispositive Power  7,014,566

  (9)

Aggregate Amount Beneficially Owned By Each Reporting Person

              7,014,566              Please see Attachment A & Footnote 1

  (10)

Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

  (11)

Percent Of Class Represented By Amount In Row (11)

              6.37%                   Please see Attachment A & Footnote 1

  (12)

Type Of Reporting Person

                 IA

*SEE INSTRUCTION BEFORE FILLING OUT!

Footnote 1:   The  7,014,566 shares includes the 6,368,998 shares of Common Stock and warrants to purchase 416,438 shares of Common Stock beneficially owned by Alta California Partners III, L.P., 215,068 shares of Common Stock and warrants to purchase 14,062 shares of Common stock beneficially owned by Alta Embarcadero Partners III, LLC.

CUSIP No. 63948P107

 Page 5 of 13 Pages

  (1) Names of Reporting Persons.  SS or I.R.S. Identification Nos. of Above Persons

              Alta Embarcadero Partners III, LLC

  (2) Check The Appropriate Box If A Member Of A Group

(a)

(b)

X

  (3)

SEC Use Only

  (4)

Citizenship or Place of Organization

              California

Please see Attachment A & Footnote 1

Number Of Shares

(5)

Sole Voting Power

-0-

Beneficially Owned

By Each Reporting

(6)

Shared Voting Power

7,014,566

Person With

(7)

Sole Dispositive Power

-0-

(8)

Shared Dispositive Power  7,014,566

  (9)

Aggregate Amount Beneficially Owned By Each Reporting Person

              7,014,566              Please see Attachment A & Footnote 1

  (10)

Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

  (11)

Percent Of Class Represented By Amount In Row (11)

              6.37%                   Please see Attachment A & Footnote 1

  (12)

Type Of Reporting Person

                 IA

*SEE INSTRUCTION BEFORE FILLING OUT!

Footnote 1:   The  7,014,566 shares includes the 6,368,998 shares of Common Stock and warrants to purchase 416,438 shares of Common Stock beneficially owned by Alta California Partners III, L.P., 215,068 shares of Common Stock and warrants to purchase 14,062 shares of Common stock beneficially owned by Alta Embarcadero Partners III, LLC.

CUSIP No. 63948P107

 Page 6 of 13 Pages

  (1) Names of Reporting Persons.  SS or I.R.S. Identification Nos. of Above Persons

              Garrett Gruener

  (2) Check The Appropriate Box If A Member Of A Group

(a)

(b)

X

  (3)

SEC Use Only

  (4)

Citizenship or Place of Organization

              United States

Please see Attachment A

Number Of Shares

(5)

Sole Voting Power

-0-

Beneficially Owned

By Each Reporting

(6)

Shared Voting Power

7,014,566

Person With

(7)

Sole Dispositive Power

-0-

(8)

Shared Dispositive Power  7,014,566

  (9)

Aggregate Amount Beneficially Owned By Each Reporting Person

              7,014,566              Please see Attachment A & Footnote 1

  (10)

Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

  (11)

Percent Of Class Represented By Amount In Row (11)

              6.37%                    Please see Attachment A & Footnote 1

  (12)

Type Of Reporting Person

                 IA

*SEE INSTRUCTION BEFORE FILLING OUT!

Footnote 1:   The  7,014,566 shares includes the 6,368,998 shares of Common Stock and warrants to purchase 416,438 shares of Common Stock beneficially owned by Alta California Partners III, L.P., 215,068 shares of Common Stock and warrants to purchase 14,062 shares of Common stock beneficially owned by Alta Embarcadero Partners III, LLC.

CUSIP No. 63948P107

 Page 7 of 13 Pages

  (1) Names of Reporting Persons.  SS or I.R.S. Identification Nos. of Above Persons

              Guy Nohra

  (2) Check The Appropriate Box If A Member Of A Group

(a)

(b)

X

  (3)

SEC Use Only

  (4)

Citizenship or Place of Organization

              United States

Please see Attachment A & Footnote 1

Number Of Shares

(5)

Sole Voting Power

-0-

Beneficially Owned

By Each Reporting

(6)

Shared Voting Power

7,014,566

Person With

(7)

Sole Dispositive Power

-0-

(8)

Shared Dispositive Power  7,014,566

  (9)

Aggregate Amount Beneficially Owned By Each Reporting Person

              7,014,566              Please see Attachment A & Footnote 1

  (10)

Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

  (11)

Percent Of Class Represented By Amount In Row (11)

              6.37%                   Please see Attachment A & Footnote 1

  (12)

Type Of Reporting Person

                 IA

*SEE INSTRUCTION BEFORE FILLING OUT!

Footnote 1:   The  7,014,566 shares includes the 6,368,998 shares of Common Stock and warrants to purchase 416,438 shares of Common Stock beneficially owned by Alta California Partners III, L.P., 215,068 shares of Common Stock and warrants to purchase 14,062 shares of Common stock beneficially owned by Alta Embarcadero Partners III, LLC.

CUSIP No. 63948P107

 Page 8 of 13 Pages

  (1) Names of Reporting Persons.  SS or I.R.S. Identification Nos. of Above Persons

              Daniel Janney

  (2) Check The Appropriate Box If A Member Of A Group

(a)

(b)

X

  (3)

SEC Use Only

  (4)

Citizenship or Place of Organization

              United States

Please see Attachment A & Footnote 1

Number Of Shares

(5)

Sole Voting Power

-0-

Beneficially Owned

By Each Reporting

(6)

Shared Voting Power

7,014,566

Person With

(7)

Sole Dispositive Power

-0-

(8)

Shared Dispositive Power  7,014,566

  (9)

Aggregate Amount Beneficially Owned By Each Reporting Person

              7,014,566              Please see Attachment A & Footnote 1

  (10)

Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

  (11)

Percent Of Class Represented By Amount In Row (11)

              6.37%                   Please see Attachment A & Footnote 1

  (12)

Type Of Reporting Person

                 IA

*SEE INSTRUCTION BEFORE FILLING OUT!

Footnote 1:   The  7,014,566 shares includes the 6,368,998 shares of Common Stock and warrants to purchase 416,438 shares of Common Stock beneficially owned by Alta California Partners III, L.P., 215,068 shares of Common Stock and warrants to purchase 14,062 shares of Common stock beneficially owned by Alta Embarcadero Partners III, LLC.

Item 1.

(a)

Name of Issuer: NEAH Power Systems, Inc. (“Issuer”)

(b)

Address of Issuer’s Principal Executive Offices:

22122 20th Avenue SE, Suite 161

Bothell, WA 98021

Item 2.

(a)

Name of Person Filing:

Alta Partners II, Inc. (“APII”)

Alta California Partners III, L.P. (“ACPIII”)

Alta California Management Partners III, LLC (“ACMPIII”)

Alta Embarcadero Partners III, LLC (“AEPIII”)

Garrett Gruener (“GG”)

Guy Nohra (“GN”)

Daniel Janney (“DJ”)

(b)

Address of Principal Business Office:

One Embarcadero Center, Suite 3700

San Francisco, CA  94111

 (c)

Citizenship/Place of Organization:

Entities:

APII

-

California

ACPIII

-

Delaware

ACMPIII

Delaware

AEPIII

California

Individuals:

GG

United States

DJ

United States

GN

United States

(d)

Title of Class of Securities:

Common Stock

(e)

CUSIP Number:  63948P107

Item 3.

Not applicable.

Item 4

Ownership.

Please see Attachment A

		APII	ACPIII	ACMPIII	AEPIII	GG	DJ	GN
(a)	Beneficial Ownership	7,014,566	7,014,566	7,014,566	7,014,566	7,014,566	7,014,566	7,014,566
(b)	Percentage of Class	6.37%	6.37%	6.37%	6.37%	6.37%	6.37%	6.37%
(c)	Sole Voting Power	-0-	-0-	-0-	-0-	-0-	-0-	-0-
	Shared Voting Power	7,014,566	7,014,566	7,014,566	7,014,566	7,014,566	7,014,566	7,014,566
	Sole Dispositive Power	-0-	-0-	-0-	-0-	-0-	-0-	-0-
	Shared Dispositive Power	7,014,566	7,014,566	7,014,566	7,014,566	7,014,566	7,014,566	7,014,566

Item 5.

Ownership of Five Percent or Less of a Class

See Item 4

Item 6.

Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.

Identification and Classification of Members of the Group

No reporting person is a member of a group as defined in Section 240.13d-1(b)(1)(III)(H) of the Act.

Item 9.

Notice of Dissolution of Group

Not applicable.

Item 10.

Certification

By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

EXHIBITS

A:

Joint Filing Statement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:

January 12, 2007

ALTA PARTNERS II, INC.

ALTA CALIFORNIA PARTNERS III, L.P.

By:

Alta California Management Partners III, LLC

By:

/s/ Jean Deleage

By:

/s/ Daniel Janney_______

Jean Deleage, President

Daniel Janney, Managing Director

ALTA CALIFORNIA MANAGEMENT PARTNERS III, LLC

ALTA EMBARCADERO PARTNERS III, LLC

By:

/s/ Daniel Janney

By:

/s/ Daniel Janney_____

Daniel Janney, Managing Director

Daniel Janney, Manager

/s/ Garrett Gruener

/s/ Guy Nohra

Garrett Gruener

Guy Nohra

/s/ Daniel Janney

Daniel Janney

EXHIBIT A

AGREEMENT OF JOINT FILING

We, the undersigned, hereby express our agreement that the attached Schedule 13G is filed on behalf of us.

Date:

January 12, 2007

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ALTA PARTNERS II, INC.

ALTA CALIFORNIA PARTNERS III, L.P.

By:

Alta California Management Partners III, LLC

By:

/s/ Jean Deleage

By:

/s/ Daniel Janney

Jean Deleage, President

Daniel Janney, Managing Director

ALTA CALIFORNIA MANAGEMENT PARTNERS III, LLC

ALTA EMBARCADERO PARTNERS III, LLC

By:

/s/ Daniel Janney

By:

/s/ Daniel Janney

Daniel Janney, Managing Director

Daniel Janney, Manager

/s/ Garrett Gruener

/s/ Guy Nohra

Garrett Gruener

Guy Nohra

/s/ Daniel Janney

Daniel Janney

Attachment A

Alta Partners II, Inc. provides investment advisory services to several venture capital funds including Alta California Partners III, L.P. and Alta Embarcadero Partners III, LLC. Alta California Partners III, L.P. now beneficially owns 6,368,998 shares of Common Stock and warrants to purchase 416,438 shares of Common Stock. Alta Embarcadero Partners III, LLC beneficially owns 215,068 shares Common Stock and warrants to purchase 14,062 shares of Common Stock. The managing directors of Alta California Partners III, L.P. and managers of Alta Embarcadero Partners III, LLC exercise sole voting and investment power in respect to the shares owned by such funds.

Certain principals of Alta Partners II, Inc. are managing directors of Alta California Management Partners III, LLC (which is the general partner of Alta California Partners III, L.P.), and managers of Alta Embarcadero Partners III, LLC. As managing directors and managers of such entities, they may be deemed to share voting and investment powers over the shares beneficially held by the funds. The principals of Alta Partners II, Inc. disclaim beneficial ownership of all such shares held by the foregoing funds, except to the extent of their proportionate pecuniary interests therein.

Mr. Daniel Janney, Director, is a managing director of Alta California Management Partners III, LLC (which is the general partner of Alta California Partners III, L.P.) and a manager of Alta Embarcadero Partners III, LLC. Thus he currently shares voting and dispositive powers over the 6,368,998 shares of Common Stock and warrants to purchase 416,438 shares of Common Stock beneficially owned by Alta California Partners III, L.P. and the 215,068 shares of Common Stock and warrants to purchase 14,062 shares of Common Stock beneficially owned by Alta Embarcadero Partners III, LLC. He disclaims beneficial ownership of all such shares held by all of the foregoing funds except to the extent of his proportionate pecuniary interests therein.

Mr. Guy Nohra is a managing director of Alta California Management Partners III, LLC (which is the general partner of Alta California Partners III, L.P.) and a manager of Alta Embarcadero Partners III, LLC. Thus he currently shares voting and dispositive powers over the 6,368,998 shares of Common Stock and warrants to purchase 416,438 shares of Common Stock beneficially owned by Alta California Partners III, L.P. and the 215,068 shares of Common Stock and warrants to purchase 14,062 shares of Common Stock beneficially owned by Alta Embarcadero Partners III, LLC. He disclaims beneficial ownership of all such shares held by all of the foregoing funds except to the extent of his proportionate pecuniary interests therein.

Mr. Garrett Gruener is a managing director of Alta California Management Partners III, LLC (which is the general partner of Alta California Partners III, L.P.) and a manager of Alta Embarcadero Partners III, LLC. Thus he currently shares voting and dispositive powers over the 6,368,998 shares of Common Stock and warrants to purchase 416,438 shares of Common Stock beneficially owned by Alta California Partners III, L.P. and the 215,068 shares of Common Stock and warrants to purchase 14,062 shares of Common Stock beneficially owned by Alta Embarcadero Partners III, LLC. He disclaims beneficial ownership of all such shares held by all of the foregoing funds except to the extent of his proportionate pecuniary interests therein.

Alta Partners II, Inc. is a venture capital firm with an office in San Francisco. Alta Partners II, Inc. is a California Corporation. Alta California Partners III, L.P. is a Delaware Limited Partnership, Alta California Management Partners III, LLC is a Delaware Limited Liability Company and Alta Embarcadero Partners III, LLC is a California Limited Liability Company.